[Chapman and Cutler LLP Letterhead]

June 27, 2024

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone, regarding the registration statements filed on Form N-1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on April 12, 2024 (each, a “Registration Statement” and collectively, the “Registration Statements”). The Registration Statements relates to Innovator Equity Defined Protection ETF – 2 Yr to July 2026, Innovator Nasdaq-100 10 Buffer ETF – Quarterly, Innovator U.S. Small Cap 10 Buffer ETF – Quarterly, Innovator International Developed 10 Buffer ETF – Quarterly, Innovator Emerging Markets 10 Buffer ETF – Quarterly, Innovator Premium Income 9 Buffer ETF – July, and Innovator Premium Income 15 Buffer ETF – July (each, a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the applicable Registration Statement.

Comment 1 – Principal Investment Strategies

The staff of the Commission (the “Staff”) requests that, for the applicable Funds with a concentration policy disclosed in Item 4, please include attendant risk disclosure or explain to the Staff why such additional disclosure is not applicable.

Response to Comment 1

The Innovator U.S. Small Cap 10 Buffer ETF – Quarterly, and Innovator International Developed 10 Buffer ETF - Quarterly have each revised its respective prospectus in accordance with the Staff’s comment. For the Innovator U.S. Small Cap 10 Buffer ETF – Quarterly, the Fund has removed references to “mid-capitalization” companies from the principal investment strategy and principal risk, and only included references to “small-capitalization companies.” The revised risk factor is below:

Small-Capitalization Companies Risk. The Underlying ETF invests in the securities of small- capitalization companies, which results in the Fund having significant exposure to such companies through its exposure to the Underlying ETF by virtue of its usage of FLEX Options. Small-capitalization companies may be more vulnerable to adverse general market or economic developments, and their securities may be less liquid and may experience greater price volatility than larger, more established companies as a result of several factors, including limited trading volumes, fewer products or financial resources, management inexperience and less publicly available information. Accordingly, such companies are generally subject to greater market risk than larger, more established companies.

Additionally, the Innovator International Developed 10 Buffer ETF – Quarterly has been revised to remove references to small-capitalization companies and include a large-capitalization risk, which is below for the Staff’s reference:

Large Capitalization Companies Risk. The Underlying ETF invests in securities of large capitalization companies, which results in the Fund having significant exposure to such companies through its exposure to the Underlying ETF by virtue of its usage of FLEX Options. Large capitalization companies may grow at a slower rate and be less able to adapt to changing market conditions than smaller capitalization companies. Thus, the return on investment in securities of large capitalization companies may be less than the return on investment in securities of small and/or mid capitalization companies. The performance of large capitalization companies also tends to trail the overall market during different market cycles.

Comment 2 – General

The Staff requests the Innovator Premium Income 9 Buffer ETF – July, Innovator Premium Income 15 Buffer ETF – July and Innovator Equity Defined Protection ETF – 2 Yr to July 2026 supplementally explain to the Staff why the disclosure contained in each Fund’s prospectus regarding holding Fund shares over multiple Outcome Periods differs from other of Innovator’s defined outcome funds.

Response to Comment 2

In each instance, the respective Fund has disclosure to address the impact of holding shares over multiple Outcome Periods specific to the investment profile of the specific Fund. For example, each of Innovator Premium Income 9 Buffer ETF – July and Innovator Premium Income 15 Buffer ETF – July include disclosure in the prospectuses to contemplate the impact of losses that exceed the buffer to the Fund over multiple Outcome Periods, consistent with other Innovator defined outcome funds. However, such Funds do not participate in upside returns of the reference asset and do not have a Cap. Therefore, instead of including attendant disclosure regarding a Cap and underperformance, the Funds include disclosure that the Funds will be unable to recapture such losses because the Funds do not participate in the upside performance of the reference asset. Relatedly, the Innovator Equity Defined Protection ETF – 2 Yr to July 2026 has not included disclosure regarding losses because the buffer is operative for 100% of the losses experienced by the Underlying ETF. The Fund does include disclosure regarding underperformance versus the Underlying ETF by virtue of its Cap, and how that effect may get magnified over multiple Outcome Periods.

Comment 3 – Principal Investment Strategy

The Staff notes the Innovator International Developed 10 Buffer ETF – Quarterly includes a mid and small-cap risk. However, the MSCI EAFE Index’s fact sheet from May 2024 states “[t]he MSCI EAFE is an equity index which captures large and mid cap representation across 21 developed market countries around the world excluding the U.S. and Canada.” Please reconcile this discrepancy and explain why small cap companies are contemplated in the Fund’s prospectus or remove these references if not applicable to the Fund. Additionally, please consider adding a large-cap risk.

Response to Comment 3

The prospectus has been revised in accordance with the Staff’s comment to remove the reference to small capitalization companies and include a large capitalization risk, as detailed in response 1 above.

Comment 4 – Additional Information About the Fund’s Principal Investment Strategies

The Staff notes Comment 11 in the Trust’s prior letter dated June 14, 2024, only applied to Funds that implicated Rule 35d-1 under the Investment Company Act of 1940, as amended. The Staff notes that for the Funds that are implicated by Rule 35d-1, such policies should be revised to address each Fund’s borrowings for purposes of the 80% policy under Rule 35d-1. Further, please revise to include whether such policy is a fundamental or non-fundamental policy as well as to include disclosure regarding notice of a change in policy.

Response to Comment 4

The Trust confirms that only Funds implicated by Rule 35d-1 are subject to prior Comment 11 from the letter dated June 14, 2024. Further, the Funds that are implicated by Rule 35d-1 have reviewed the disclosure to ensure each item raised by the Staff has been addressed in the prospectus.

Comment 5 – Innovator Emerging Markets 10 Buffer ETF – Quarterly

The Staff notes Comment 15 in the Trust’s prior letter dated June 14, 2024. With respect to the selective review request for the Innovator Emerging Markets 10 Buffer ETF – Quarterly the Trust listed Innovator U.S Equity 10 Buffer ETF™ – Quarterly as the precedent fund instead of an existing Innovator Emerging Markets Power Buffer ETF. Please clarify in supplemental correspondence with the Staff why Innovator did not use an active Emerging Markets Power Buffer ETF as the precedent fund. Additionally, are there any additional material differences that should be noted for the Staff?

Response to Comment 5

The Fund chose the Innovator U.S. Equity 10 Buffer ETF – Quarterly as the precedent fund for the selective review request instead of one of the currently existing ETFs with the same reference assets because the structure and investment profile of the Fund most closely align with the Innovator U.S. Equity 10 Buffer ETF – Quarterly. The Outcome Period and disclosure attendant to such shortened Outcome Period, as well as the respective buffer level were among the reasons why the Fund made this determination. The Fund was revised to include the applicable disclosure for the reference asset. The Trust confirms that the description of the strategy reflects all comments received from Staff relating to the reference asset.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren